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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

MedAire, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
U58215101
(CUSIP Number)
Leonardo Loo, Esq.
Gallagher & Kennedy, P.A.
2575 East Camelback Road
Phoenix, Arizona 85016-9225
(602) 530-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	U58215101	Page	2	of	11

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Best Dynamic Services Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		14,780,149

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		33,456,214(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,780,149

WITH	10	SHARED DISPOSITIVE POWER:

33,456,214(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

33,456,214(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

58.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The Reporting Person disclaims beneficial interest in 18,676,065 shares of common stock in MedAire, Inc. owned by Joan Sullivan Garrett and/or Connemara, L.L.C. The 18,676,065 shares represent approximately 32.5% of the issued and outstanding common stock of MedAire, Inc. See also Item 5 below.

CUSIP No.	U58215101	Page	3	of	11

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Blue Cross Travel Services B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		33,456,214(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

33,456,214(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

33,456,214(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

58.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The Reporting Person disclaims beneficial interest in 18,676,065 shares of common stock in MedAire, Inc. owned by Joan Sullivan Garrett and/or Connemara, L.L.C. The 18,676,065 shares represent approximately 32.5% of the issued and outstanding common stock of MedAire, Inc. See also Item 5 below.

CUSIP No.	U58215101	Page	4	of	11

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

International SOS (EMEA) Holdings N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Netherlands Antilles

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		33,456,214(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

33,456,214(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

33,456,214(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

58.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The Reporting Person disclaims beneficial interest in 18,676,065 shares of common stock in MedAire, Inc. owned by Joan Sullivan Garrett and/or Connemara, L.L.C. The 18,676,065 shares represent approximately 32.5% of the issued and outstanding common stock of MedAire, Inc. See also Item 5 below.

CUSIP No.	U58215101	Page	5	of	11

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

AEA International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		33,456,214(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

33,456,214(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

33,456,214(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

58.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The Reporting Person disclaims beneficial interest in 18,676,065 shares of common stock in MedAire, Inc. owned by Joan Sullivan Garrett and/or Connemara, L.L.C. The 18,676,065 shares represent approximately 32.5% of the issued and outstanding common stock of MedAire, Inc. See also Item 5 below.

CUSIP No.	U58215101	Page	6	of	11

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Arnaud P.A. Vaissie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

France

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		33,456,214(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

33,456,214(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

33,456,214(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

58.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The Reporting Person disclaims beneficial interest in 18,676,065 shares of common stock in MedAire, Inc. owned by Joan Sullivan Garrett and/or Connemara, L.L.C. The 18,676,065 shares represent approximately 32.5% of the issued and outstanding common stock of MedAire, Inc. See also Item 5 below.

CUSIP No.	U58215101	Page	7	of	11

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Pascal M.G. Rey-Herme

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

France

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		33,456,214(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

33,456,214(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

33,456,214(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

58.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The Reporting Person disclaims beneficial interest in 18,676,065 shares of common stock in MedAire, Inc. owned by Joan Sullivan Garrett and/or Connemara, L.L.C. The 18,676,065 shares represent approximately 32.5% of the issued and outstanding common stock of MedAire, Inc. See also Item 5 below.

CUSIP No.	U58215101	Page	8	of	11

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Laurent Sabourin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

France

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		33,456,214(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

33,456,214(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

33,456,214(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

58.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The Reporting Person disclaims beneficial interest in 18,676,065 shares of common stock in MedAire, Inc. owned by Joan Sullivan Garrett and/or Connemara, L.L.C. The 18,676,065 shares represent approximately 32.5% of the issued and outstanding common stock of MedAire, Inc. See also Item 5 below.

SCHEDULE 13D

CUSIP NO. U58215101	Page 9 of 11 Pages

     This Amendment No. 1, filed by Best Dynamic Services Limited, a corporation organized under the laws of the British Virgin Islands (“BDS”), Blue Cross Travel Services B.V., a corporation organized under the laws of The Netherlands (“Blue Cross”), International SOS (EMEA) Holdings N.V., a corporation organized under the laws of Netherlands Antilles (“ISOSH”), AEA International Holdings Limited, a corporation organized under the laws of the British Virgin Islands (“AEA Holdings”), Arnaud P.A. Vaissie (“Vaissie”), Pascal M.G. Rey-Herme (“Rey-Herme”), and Laurent Sabourin (“Sabourin”, together with Vaissie, Rey-Herme, BDS, Blue Cross, ISOSH, and AEA Holdings, the “Reporting Persons” and each a “Reporting Person”), amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on December 27, 2005, relating to the common stock, $0.001 par value (the “Common Stock” or “Shares”), of MedAire, Inc., a Nevada corporation (the “Issuer”).
Item 3. Source and Amount of funds or Other Consideration
The following is hereby inserted to the end of Item 3:
On June 20, 2006, BDS purchased an additional aggregate of 1,722,000 shares of Common Stock (the “Additional Shares”) for an aggregate purchase price of $1,538,914.20 (A$2,080,176.00 Australian currency), for a total aggregate of 14,780,149 shares of Common Stock. The Additional Shares were purchased with working capital contributed to BDS by Blue Cross out of its working capital, and were purchased pursuant to the terms of a put option agreement, dated as of November 24, 2005, with LF Private Equity AS and International SOS Pte. Limited and BDS, as previously described in Item 6 of Schedule 13D.
Item 4. Purpose of Transaction
The following is hereby inserted to the end of Item 4:
BDS acquired the Additional Shares for investment purposes and consistent with the purposes set forth in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
The following is hereby inserted to the end of Item 5:
The descriptions contained in Item 3 and Item 4 above are incorporated herein by reference. Based on the Issuer’s Form 10-Q, as of March 31, 2006, there were outstanding 57,453,583 shares of Common Stock of the Issuer. As of the date hereof, the Reporting Persons are deemed to beneficially own and hold sole dispositive power over approximately 14,780,149 shares of Common Stock of the Issuer, representing 25.73% of the issued and outstanding Common Stock of the Issuer, all of which are owned directly by BDS. Because of the transactions described in Item 4 of Schedule 13D, the Reporting Persons may be deemed to beneficially own or to share the power to vote the shares of Common Stock owned by Ms. Garrett and/or Connemara. The Reporting Persons expressly disclaim such beneficial ownership and expressly disclaim that they are members of any group for purposes of Section 13(d) or 13(g) of the Act, and that they have agreed to act as a group other than as described in the Schedule 13D. To the Reporting Persons’ knowledge, Ms. Garrett and/or Connemara are the beneficial owners of 18,676,065 shares of Common Stock, representing approximately 32.51% of the issued and outstanding Common Stock of the Issuer. Together, Ms. Garrett, Connemara and BDS would beneficially own 33,456,214 shares of the Common Stock of the Issuer, representing an aggregate approximate amount of 58.2% of the issued and outstanding Common Stock of the Issuer.
With respect to transactions effected in the past 60 days, as referenced in Item 3, on June 20, 2006, BDS purchased 1,722,000 shares of Common Stock for an aggregate purchase price of $1,538,914.20 (A$2,080,176.00 Australian currency) ($0.8937 per share; A$1.208 per share), pursuant to the terms of a put option agreement, dated as of November 24, 2005, with LF Private Equity AS and International SOS Pte. Limited and BDS, as previously described in Item 6 of Schedule 13D.

SCHEDULE 13D

CUSIP NO. U58215101	Page 10 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The following is hereby inserted to the end of Item 6:
On June 20, 2006, BDS purchased 1,722,000 shares of Common Stock for an aggregate purchase price of $1,538,914.20 (A$2,080,176.00 Australian currency) ($0.8937 per share; A$1.208 per share), pursuant to the terms of a put option agreement, dated as of November 24, 2005, with LF Private Equity AS and International SOS Pte. Limited and BDS, as previously described in Item 6 of Schedule 13D. A copy of the Put Option Notice is attached hereto as Exhibit 2 to this Amendment No. 1.
Except as described in this statement and Schedule 13D, the Reporting Persons are not aware of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of Schedule 13D and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit 1 —	Joint Filing Agreement of the Reporting Persons.

Exhibit 2 —	Put Option Notice.

SCHEDULE 13D

CUSIP NO. U58215101	Page 11 of 11 Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2006	BEST DYNAMIC SERVICES LIMITED
	By:	/s/ Laurent Sabourin
		Name:	Laurent Sabourin
		Title:	Director

BLUE CROSS TRAVEL SERVICES B.V.
	By:	/s/ Laurent Sabourin
		Name:	Laurent Sabourin
		Title:	Managing Director

INTERNATIONAL SOS (EMEA) HOLDINGS N.V.
	By:	/s/ Laurent Sabourin
		Name:	Laurent Sabourin
		Title:	Managing Director

AEA INTERNATIONAL HOLDINGS LIMITED
	By:	/s/ Laurent Sabourin
		Name:	Laurent Sabourin
		Title:	Director

ARNAUD P.A. VAISSIE
/s/ Arnaud P.A. Vaissie

PASCAL M.G. REY-HERME
/s/ Pascal M.G. Rey-Herme

LAURENT SABOURIN
/s/ Laurent Sabourin

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1
BEST DYNAMIC SERVICES LIMITED — AMENDMENT NO. 1 TO SCHEDULE 13D
JOINT FILING AGREEMENT
The undersigned hereby agree that this Amendment No. 1, dated June 27, 2006, with respect to the shares of common stock, $0.001 par value per share, of MedAire, Inc., is, and any amendments to such Schedule 13D signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. Each of the undersigned hereby agrees that it shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: June 27, 2006	BEST DYNAMIC SERVICES LIMITED
	By:	/s/ Laurent Sabourin
		Name:	Laurent Sabourin
		Title:	Director

BLUE CROSS TRAVEL SERVICES B.V.
	By:	/s/ Laurent Sabourin
		Name:	Laurent Sabourin
		Title:	Managing Director

INTERNATIONAL SOS (EMEA) HOLDINGS N.V.
	By:	/s/ Laurent Sabourin
		Name:	Laurent Sabourin
		Title:	Managing Director

AEA INTERNATIONAL HOLDINGS LIMITED
	By:	/s/ Laurent Sabourin
		Name:	Laurent Sabourin
		Title:	Director

ARNAUD P.A. VAISSIE
/s/ Arnaud P.A. Vaissie

PASCAL M.G. REY-HERME
/s/ Pascal M.G. Rey-Herme

LAURENT SABOURIN
/s/ Laurent Sabourin

EXHIBIT 2
BEST DYNAMIC SERVICES LIMITED — AMENDMENT NO. 1 TO SCHEDULE 13D
PUT OPTION NOTICE

Put Option Notice
To: Best Dynamic Services Limited and International SOS Pte Limited

     Attention: Mr. L Sabourin

2nd PUT OPTION AGREEMENT DATED 24 NOVEMBER 2005 BETWEEN LF PRIVATE EQUITY AS AND BEST DYNAMIC SERVICES LIMITED and INTERNATIONAL SOS PTE LIMITED (“AGREEMENT”)

We refer to the Agreement and pursuant to clause 2.2 of the Agreement exercise the Put Option as defined in the Agreement.

The number of Shares the subject of this notice is 1,722,000

Dated this 13th day of June 2006

Signed for and on behalf of LF Private	)
Equity AS by its duly appointed	)
attorney Bruce Watson in the	)	/s/ [Illegible]
presence of:	)
)
/s/ [Illegible]	)
Witness